YADKIN VALLEY COMPANY

Post Office Box 18747

Raleigh, North Carolina 27619

919-716-2266

December 30, 2005

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, DC 20549

Re:	Yadkin Valley Company
Form 10-KSB for Fiscal Year Ended December 31, 2004
Form 10-QSB for Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
File No: 0-28356

Ladies and Gentlemen:

This letter is in response to comments in a letter from Jim B. Rosenberg dated August 24, 2005, regarding the above-referenced reports filed by Yadkin Valley Company (the “Company”). The Company today has filed amendments to those reports that reflect various revisions, including without limitation the revisions described in the following responses by the Company to the specific comments in the above letter. The captions of the Company’s responses are keyed to the captions in the comment letter. Page number references in the captions are to pages of the original reports as referenced in the comment letter. Page number references in the Company’s responses under each caption are to pages of the amended reports filed today.

Form 10-KSB for the year ended December 31, 2004

Exhibit 13 - 2004 Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 4

In response to this comment:

(1)	the discussion under the caption “Use of Estimates” in Note 1 (page 15 of Exhibit 13) to the audited consolidated financial statements in the Company’s 2004 Form 10-KSB/A has been expanded to provide more detailed information regarding the Company’s life policy claims reserve;

(2)	a reference to that discussion has been added to the paragraph regarding critical accounting policies at the beginning of the Company’s MD&A (page 4 of Exhibit 13); and

(3)	additional information regarding the determination of the Company’s life policy claims reserve also has been added under the caption “Results of Operations” in the Company’s MD&A in its March 31, 2005 Form 10-QSB/A (page 9) and June 30, 2005 Form 10-QSB/A (page 9).

Consolidated Financial Statements, page 8

Notes to Consolidated Financial Statements, page 14

Note 2: Investments, page 18

In response to this comment:

(1)	the financial statements contained in the Company’s 2004 Form 10-KSB/A, March 31, 2005 Form 10-QSB/A, and June 30, 2005 Form 10-QSB/A have been restated such that all investment securities, including those for which there are no readily determinable market values, are reported at their “fair values;”

(2)	a new Note 2 describing the effect of the restatement has been added to the footnotes to the financial statements in each of the three reports;

(3)	additional discussion has been added under the caption “Use of Estimates” in Note 1 (page 15 of Exhibit 13), and under the caption “Investments” in Note 3 (page 18 of Exhibit 13), to the audited consolidated financial statements in the Company’s 2004 Form 10-KSB/A regarding (a) the determination of the fair values of investment securities for which there are no readily determinable market values, and (b) the liklihood that materially different amounts would be reported under different conditions;

(4)	a reference to investments, and a cross reference to the above footnote discussion of the determination of fair values, have been added to the paragraph regarding critical accounting policies at the beginning of the Company’s MD&A in the 2004 Form 10-KSB/A (page 4 of Exhibit 13); and

(5)	additional information regarding the determination of the fair values of those investment securities has been added under the caption “Investments” in the Company’s MD&A in its March 31, 2005 Form 10-QSB/A (page 10) and June 30, 2005 Form 10-QSB/A (page 10).

Note 4: Shareholders’ Equity and Restrictions (Unaudited), page 18

In response to this comment, the “Unaudited” designation has been removed from the caption to Note 5 (page 21 of Exhibit 13) to the audited consolidated financial statements in the Company’s 2004 Form 10-KSB/A.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports it files under the Securities Exchange Act of 1934, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/S/ David S. Perry
David S. Perry
President